

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 6, 2006

Mr. William W. Talafuse
Senior Vice President, interim Chief Financial Officer and Chief Accounting Officer
W&T Offshore, Inc.
Eight Greenway Plaza, Suite 1330
Houston, TX   77046

   Re: **W&T Offshore, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 31, 2006
     File No. 001-32414
     Supplemental Response Letter Dated July 5, 2006

Dear Mr.Talafuse:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Karl Hiller
             Branch Chief